DEPARTURE AND WITHDRAWAL AGREEMENT

This DEPARTURE AND WITHDRAWAL AGREEMENT (this “Agreement”) is entered into as of August 11, 2014, with an effective date of August 12, 2014 (the “Effective Date”), by Miller Energy Resources, Inc., a Tennessee corporation (the “Company”), on the one hand, and David J. Voyticky (“Mr. Voyticky”), on the other hand. The Company and Mr. Voyticky are each referred to herein as a “Party” and collectively, as the “Parties.”

RECITALS

WHEREAS, Mr. Voyticky currently serves as President of the Company pursuant to an Employment Agreement, dated as of July 29, 2013 (the “Original Agreement”), as amended by that Extension Agreement, dated as of June 3, 2014 (the “Extension Agreement,” and the Original Agreement as amended by the Extension Agreement is referred to as the “Employment Agreement”);

WHEREAS, Mr. Voyticky has informed the Board of Directors of the Company (“Board”) of his desire to withdraw from the Company, ceasing to be its President, so that he can take advantage of other opportunities;

WHEREAS, following discussions between the Company and Mr. Voyticky and his representatives, the Parties wish to memorialize their agreement regarding Mr. Voyticky’s withdrawal from the Company;

WHEREAS, during the term of his employment, Mr. Voyticky was granted certain unexercised options to purchase common stock of the Company and certain grants of common stock of the Company (these options and stock grants, as described in Exhibit A, being the “Outstanding Grants”) under that certain Miller Petroleum, Inc. Stock Plan (the “2010 Plan”) and/or the Miller Petroleum 2011 Equity Compensation Plan (the “2011 Plan,” and the 2010 Plan and 2011 Plan taken together are referred to as, the “Plans”);

WHEREAS, notwithstanding that Mr. Voyticky will not continue as an employee of the Company, in exchange for certain covenants, agreements and releases contained herein, the Compensation Committee of the Board (the “Committee”) adopted a resolution on August 7, 2014, which allows the Outstanding Grants to remain in full force and effect after the date Mr. Voyticky ceases to be employed by the Company, with those Outstanding Grants (options covering 2,175,000 shares of the Company’s common stock having already vested and been issued to Mr. Voyticky) continuing to vest on the “Vest Date” specified in Exhibit A to this Agreement (or, subject to Section 7, the date Further Committee Approval is received); and

WHEREAS, the Parties agree that this Agreement shall be effective as of the Effective Date;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.Awards. Mr. Voyticky shall receive, as a service award for the work performed for the Company during the term of his employment and as consideration for the other covenants and agreements contained herein, (i) the sum of $460,000.00 (which sum includes, for the avoidance of doubt, the bonus amount referenced in Section 3 below), immediately upon the effective date of this Agreement (the “Payment”) and Mr. Voyticky’s unpaid business expenses incurred on behalf of the Company (ii) 79,655 shares of the Company’s common stock to be issued under the 2011 Plan (the “New Grant” and together with the 21,250 shares of such common stock which vested on July 24, 2014, but have not yet been issued, the “Current Grant”). The shares included in the New Grant will vest immediately upon the Effective Date and upon execution of this Agreement. The Payment will be made on the Effective Date and the issuance of shares included in the Current Grant will be made on the earlier of the Effective Date and the date on which all withholding tax obligations thereon shall have been satisfied. Except to the extent required by applicable law, the Payment will be issued to and the Current Grant will be issued to Mr. Voyticky or his designee on his behalf.

2.Early Expiration of Employment Period. The “Employment Period” (as defined in the Employment Agreement) will be deemed to expire immediately upon the Effective Date of this Agreement (and Mr. Voyticky will no longer be an employee or officer of the Company and no further salary or other compensation shall be payable under the Employment Agreement from such point forward, except as otherwise set forth in this Agreement).

3.Understanding Regarding Prior Bonus. For the avoidance of doubt, nothing in this Agreement will limit the right of Mr. Voyticky to receive the bonus granted to him on July 28, 2014 in the amount of $75,000.00 for his service during the fiscal year ended April 30, 2014, which is included in the $460,000.00 identified in paragraph 1 above.

4.Vesting of Specified Options. The Committee and the Board have agreed, and the Company hereby agrees, that, notwithstanding that Mr. Voyticky will no longer continue in his employment with the Company, the Outstanding Grants shall remain in full force and effect and shall vest in Mr. Voyticky on the “Vest Date” for each, as recorded in Exhibit A to this Agreement (or, subject to Section 7, the date Further Committee Approval is received). Except as otherwise expressly stated herein, the Outstanding Grants shall, in all respects, continue to be governed in accordance with the terms of the respective Plan under which each such grant was made and any related option award or restricted stock award agreements previously entered into by the Company and Mr. Voyticky (the “Award Agreements”). The Committee and Board have agreed, and the Company hereby agrees that, the Award Agreements are hereby amended, mutatis mutandis, to indicate that, subject to the other provisions of the Plans, the Outstanding Grants may be exercised by Mr. Voyticky at any time on or before the “Expiration Date” for each, as recorded in Exhibit A to this Agreement. Except as expressly stated in this Agreement, nothing in this Agreement shall amend, alter or in any way modify the terms of the Outstanding Grants or the Award Agreements.

5.Taxes. Mr. Voyticky shall be responsible for any and all taxes due with regard to the New Grant or any Outstanding Grant, including paying applicable withholding taxes due to the Company in connection with such grant. Mr. Voyticky agrees that the Company may deduct the amount of any withholding tax due from amounts otherwise payable by the Company to Mr. Voyticky at the time any shares or options are issued.

6.Acknowledgement Regarding Securities Laws. Mr. Voyticky (i) acknowledges that the U.S. securities laws prohibit any person who has received from an issuer material, non-public information concerning such issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities and (ii) agrees that, to the extent of the material non-public information in his possession, if any, he will not reveal material non-public information in violation of applicable laws.

7.Further Committee Approval. At the next meeting of the Committee following the Effective Date, the Company shall recommend that the Committee agree to accelerate the vesting of the Specified Grants which have not yet vested. If such approval (the “Further Committee Approval”) is given by the Committee, the vesting date of the remaining and then unvested Specified Grants shall be the date the Further Committee Approval was given.

8.Non-Disparagement.

(a)Covenant of the Company. The Company covenants and agrees that it shall not, and it shall not suffer its officers or directors to, directly or indirectly, publicly disparage or criticize (or make any other public statement that might reasonably be construed to be derogatory or critical of, or negative toward) Mr. Voyticky; provided, however, that this provision shall not apply to any disclosure required by Legal Process, applicable law or any rules thereunder, or by the rules of the New York Stock Exchange.

(b)Covenant of Mr. Voyticky. Mr. Voyticky covenants and agrees that he shall not, directly or indirectly, publicly disparage or criticize (or make any other public statement that might reasonably be construed to be derogatory or critical of, or negative toward) the Company, its business or any current or former directors, principals, officers, or employees; provided, however, that this provision shall not apply to any disclosure required by Legal Process, applicable law or any rules thereunder, or by the rules of the New York Stock Exchange.

9.Release of Claims.

(a)By the Company. Except as set forth in the proviso below, for itself and its shareholders, bondholders, creditors, heirs, estates, trustees, beneficiaries, successors, predecessors, assigns, associates and affiliates (the “Releasors”), the Company hereby does remise, release and forever discharge, and covenant not to sue or take any steps to pursue or further any lawsuit, claim or proceeding before any court (collectively, “Proceeding”) (or, except where required by Legal Process, to assist any other person or entity in any Proceeding) against Mr. Voyticky or his successors, heirs, estates, trustees, or predecessors (the “Voyticky Releasees”), and each of them, from and in respect of any and all claims, demands, obligations, losses, causes of action, damages, penalties, costs, expenses, liabilities or indemnities (“Claims”), whether based on any federal, state or foreign law or right of action, direct, indirect or representative in nature, foreseen or unforeseen, matured or unmatured, known or unknown, which all or any of the Releasors have, had or may have against the Voyticky Releasees, or any of them, of any kind, nature or type whatsoever on the date of this Agreement; provided, however, that the foregoing release shall not release (i) any rights and duties under this Agreement or any claims or causes of action the Releasors may have for the breach or enforcement of any provisions of this Agreement, and (ii) any claim of the Company for taxes referred to in Section 5 hereof, For the avoidance of doubt, it is understood that the grants included in the Specified Grants and the New Grant will remain subject to the terms of the Plans under which each grant was made.

(b)By Mr. Voyticky. Except as set forth in the proviso below, for himself and on behalf of his Releasors, Mr. Voyticky hereby does remise, release and forever discharge, and covenant not to sue or take any steps to pursue or further any Proceeding (or, except where required by Legal Process, to assist any other person or entity in any Proceeding) against the Company or its successors, predecessors, assigns, subsidiaries, principals, directors, officers, associates and affiliates (the “Company Releasees”), and each of them, from and in respect of any and all Claims, whether based on any federal, state or foreign law or right of action, direct, indirect or representative in nature, foreseen or unforeseen, matured or unmatured, known or unknown, which all or any of the Releasors have, had or may have against the Company Releasees, or any of them, of any kind, nature or type whatsoever on the date of this Agreement; provided, however, that the foregoing release shall not release (i) any rights and duties under this Agreement or any claims or causes of action the Releasors may have for the breach or enforcement of any provisions of this Agreement, (ii) any claim of Mr.

Voyticky for fees due and owing for services provided as an employee of the Company prior to the date of this Agreement, or (iii) any claim for indemnification of Mr. Voyticky payable in accordance with the terms of the Company’s Amended and Restated Bylaws as in effect on the date hereof for acts or omissions of Mr. Voyticky while an officer of the Company or any claims or Legal Process asserted against Mr. Voyticky in connection with such acts or omissions.

(c)Certain Representations of the Parties. Each of Mr. Voyticky and the Company represents and warrants that it has not heretofore transferred or assigned, or purported to transfer or assign, to any person, firm, or corporation any Claims herein released. Mr. Voyticky represents and warrants that neither he nor any assignee has filed any lawsuit against the Company, and the Company represents and warrants that neither it nor any assignee has filed any lawsuit against Mr. Voyticky.

(d)Waiver by and Acknowledgements of the Parties with Respect to Claims. Each of Mr. Voyticky and the Company waives any and all rights (to the extent permitted by state law, federal law, principles of common law or any other law) which may have the effect of limiting the releases as set forth in this Section 9. Without limiting the generality of the foregoing, each of Mr. Voyticky and the Company acknowledges that there is a risk that the damages and costs which he or it believes he or it has suffered or will suffer may turn out to be other than or greater than those now known, suspected, or believed to be true. Each of Mr. Voyticky and the Company understands and agrees that facts on which he or it has been relying in entering into this Agreement may later turn out to be other than or different from those now known, suspected or believed to be true. Each of Mr. Voyticky and the Company acknowledges that in entering into this Agreement, he or it has expressed that he or it agrees to accept the risk of any such possible unknown facts or Claims. Each of Mr. Voyticky and the Company acknowledges and agrees that the releases and covenants provided for in this Section 9 are binding, unconditional and final as of the date hereof.

10.Confidentiality.

(a)Mr. Voyticky acknowledges that he has received Confidential Information in connection with his duties as an employee of the Company. Mr. Voyticky agrees that he shall keep all Confidential Information in strict confidence and that he shall not disclose any of the Confidential Information in any manner whatsoever without the specific prior written consent of the Company unless pursuant to paragraph (b) below. Mr. Voyticky agrees to safeguard and protect the confidentiality of the Confidential Information. Nothing in this Agreement is intended to or shall preclude Mr. Voyticky from generally using or communicating about his experience as an officer, employee or director of the Company in connection with prospective or actual service as an employee, officer or director of another company.

(b)In the event that Mr. Voyticky is required to disclose any Confidential Information pursuant to a Legal Process, Mr. Voyticky agrees to provide the Company prompt notice of such Legal Process so that the Company may, at its sole expense, seek an appropriate protective order and waive compliance with the provisions of this Agreement. If, in the absence of a protective order or the receipt of a waiver hereunder, Mr. Voyticky is advised by his legal counsel that he is legally required to disclose such Confidential Information, Mr. Voyticky may disclose to the required person that portion, and only that portion, of the Confidential Information that Mr. Voyticky is required to disclose (as reasonably confirmed by Mr. Voyticky’s counsel); provided, however, that Mr. Voyticky agrees to give the Company written notice as far in advance of such disclosure as is reasonably practicable and, at the request of the Company, shall use his best efforts at the Company’s expense to obtain an order or other reliable assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed.

(c)The terms of this Section10 supersede and replace any other confidentiality agreements that may exist between the Company and Mr. Voyticky, in the Employment Agreement or otherwise.

11.Representations and Warranties.

(a)Mr. Voyticky represents and warrants that (i) he has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; and (ii) this Agreement has been duly and validly authorized, executed and delivered by him, constitutes a valid and binding obligation and agreement and is enforceable against him in accordance with its terms.

(b)The Company hereby represents and warrants that (i) it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; and (ii) this Agreement has been duly and validly authorized, executed and delivered by the Company by its Board of Directors and, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms.

12.Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand, with written confirmation of receipt; (b) upon sending if sent by facsimile to the facsimile numbers below, with electronic confirmation of sending; (c) one day after being sent by a nationally recognized overnight carrier to the addresses set forth below; or (d) when actually delivered if sent by any other method that results in delivery, with written confirmation of receipt:

If to the Company:	If to Mr. Voyticky:

Miller Energy Resources, Inc.	David J. Voyticky
9721 Cogdill Road	To the address on file in the Company’s
Knoxville, TN 37932	employment records
Attention: Chief Executive Officer
Facsimile: (865) 691-8209

With a copy to::

Miller Energy Resources, Inc.
9721 Cogdill Road
Knoxville, TN 37932
Attention: General Counsel
Facsimile: (865) 691-8209

Or to such other address as either party may specify from time to time in writing.

13.	Governing Law; Jurisdiction.

(a)This Agreement, and any disputes arising out of or related to this Agreement (whether for breach of contract, tortious conduct or otherwise), shall be governed by, and construed in accordance with, the laws of the State of California, without giving effect to its conflict of laws principles.

(b)The Parties agree to the non-exclusive jurisdiction and venue for any lawsuit, claim or other Legal Process arising out of or related to this Agreement in a federal or state court of competent jurisdiction located in Los Angeles County, California. Each Party waives any objection it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to personal jurisdiction in any such court in any such proceeding and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such proceeding brought in any such court has been brought in any inconvenient forum. Nothing contained herein shall be deemed to affect the right of any Party to serve process in any manner permitted by law.

14.Specific Performance. Each of Parties acknowledges and agrees that irreparable injury to the other Party would occur in the event any covenant or agreement in this Agreement were not performed by the acknowledging Party in accordance with such provision’s specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that a complaining Party shall be entitled, without the posting of any bond and without proof of actual damages, to specific enforcement of, and injunctive relief to prevent, any violation of the terms hereof, and the other Party shall not take any action, directly or indirectly, in opposition to a complaining Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 14 shall not be the exclusive remedy for any violation of this Agreement.

15.Certain Definitions and Interpretations.

(a)As used in this Agreement:

(i)the term “affiliate” has the meaning ascribed to such term under the Exchange Act;

(ii)the term “associate” has the meaning ascribed to such term under the Exchange Act;

(iii)“Confidential Information” means (A) all communications, reports, documents, data, records, plans and other materials received or collected by Mr. Voyticky from the Company or any of its Representatives, relating to the Company, its business, its affairs, its affiliates, its associates or its Representatives; or (B) any proprietary, sensitive or nonpublic information relating to the Company, its business, its affairs, its affiliates, its associates or its Representatives that has been, or may be in the future, disclosed to Mr. Voyticky by the Company or any of its Representatives; provided, however, that the term “Confidential Information” shall be understood not to include information that (x) was in or enters the public domain, (y) was or becomes generally available to the public, other than as a result of the disclosure by Mr. Voyticky in violation of the terms of this Agreement or any other agreement imposing an obligation on Mr. Voyticky to keep such information confidential or (z) properly comes into Mr. Voyticky’s possession from a third party who is lawfully in possession of such information and who is not in violation of any contractual, legal or fiduciary obligation to the Company;

(iv)“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(v)“Legal Process” means any oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands, court orders, injunctions or similar processes issued by a court or other governmental body of competent jurisdiction;

(vi)the term “person” has the meaning ascribed to such term under the Exchange Act;

(vii)the term “Representatives” means a person’s directors, officers, employees, partners, members, managers, consultants, advisors, agents and other representative.

(b)The word “including” means “including, without limitation” and references to “Sections” in this Agreement are references to Sections of this Agreement unless otherwise indicated.

16.Miscellaneous.

(a)This Agreement, the Employment Agreement, the Plans and the terms of any Award Agreement related to the Outstanding Grants or the New Grant, contains the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matters hereof.

(b)This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons.

(c)This Agreement shall not be assignable by either Party without the consent of the other Party hereto, in writing; provided that in the event of a merger or acquisition of the Company in which a surviving acquirer of the Company is or would be assigned this Agreement by operation of law as a result of that acquisition, no consent of Mr. Voyticky shall be required for such assignment to be effective.  Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each Party.

(d)Neither the failure nor any delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(e)If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

(f)Headings used in this Agreement are included for convenience only and shall not affect the interpretation of the provisions of this Agreement.

(g)Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by the party to be bound by such change.

(h)This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.  Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

MILLER ENERGY RESOURCES, INC.

By: /s/ Scott M. Boruff
Name: Scott M. Boruff
Title: Chief Executive Officer

By: /s/ David J. Voyticky
Name: David J. Voyticky

Exhibit A

Outstanding Grants
Options:

					Granted
Grant Date	Vest Date	Expiration	Type	Plan	# Shares	Price

04/27/10	04/27/11	04/27/20	NQ	2010	66,667	5.9400
04/27/10	04/27/12	04/27/20	NQ	2010	66,667	5.9400
04/27/10	04/27/13	04/27/20	NQ	2010	66,666	5.9400
07/29/10	07/29/11	07/29/20	NQ	2010	33,333	4.9800
07/29/10	07/29/12	07/29/20	NQ	2010	33,333	4.9800
07/29/10	07/29/13	07/29/20	NQ	2010	33,334	4.9800
05/27/11	05/27/12	05/27/21	NQ	2011	50,000	5.8900
05/27/11	05/27/13	05/27/21	NQ	2011	50,000	5.8900
05/27/11	05/27/14	05/27/21	NQ	2011	50,000	5.8900
06/09/11	06/09/12	06/09/16	ISO	2011	18,500	5.3500
06/09/11	06/09/12	06/09/16	NQ	2011	556,500	5.3500
06/09/11	06/09/13	06/09/16	ISO	2011	18,500	5.3500
06/09/11	06/09/13	06/09/16	NQ	2011	556,500	5.3500
06/09/11	06/09/14	06/09/16	ISO	2011	18,500	5.3500
06/09/11	06/09/14	06/09/16	NQ	2011	556,500	5.3500
06/09/11	06/09/15	06/09/16	ISO	2011	18,500	5.3500
06/09/11	06/09/15	06/09/16	NQ	2011	556,500	5.3500

Restricted Stock:

				Granted
Grant Date	Vest Date	Expiration	Plan	# Shares
07/02/12	07/24/14	07/24/14	2011	21,250
07/02/12	07/24/15	07/24/15	2011	21,250
07/02/12	07/24/16	07/24/16	2011	21,250